Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors
Group 1 Software, Inc.:

We consent to the incorporation by reference in the registration statements on Forms S-8 (Nos. 333-98167, 333-59419 and 333-59417) of Group 1 Software, Inc. of our report dated February 12, 2003, except as to footnote 17, which is as of April 15, 2003, with respect to the consolidated balance sheets of Sagent Technology, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the current report on Form 8-K/A of Group 1 Software, Inc. dated October 1, 2003.

KPMG LLP
Mountain View, California
December 15, 2003